MDU RESOURCES GROUP, INC.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
AND COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS

	Years Ended December 31,
	2007	2006	2005	2004	2003
	(In thousands of dollars)

Earnings Available for Fixed Charges:

Net Income (a)	$308,288	$303,396	$250,905	$179,004	$159,627

Income Taxes (b)	190,024	166,110	146,249	92,283	92,743

	498,312	469,506	397,154	271,287	252,370

Rents (c)	11,947	7,688	11,109	10,000	8,929

Interest (d)	76,248	74,531	56,440	58,814	54,055

Total Earnings Available for Fixed Charges	$586,507	$551,725	$464,703	$340,101	$315,354

Preferred Dividend Requirements	$ 685	$ 685	$ 685	$ 685	$ 718

Ratio of Income Before Income Taxes to Net Income	159%	154%	155%	146%	156%

Preferred Dividend Factor on Pretax Basis	1,089	1,055	1,062	1,000	1,120

Fixed Charges (e)	90,545	84,898	68,934	70,215	67,242

Combined Fixed Charges and Preferred Stock Dividends	$91,634	$85,953	$69,996	$71,215	$68,362

Ratio of Earnings to Fixed Charges	6.5x	6.5x	6.7x	4.8x	4.7x

Ratio of Earnings Fixed Charges and Preferred Stock Dividends	6.4x	6.4x	6.6x	4.8x	4.6x
(a)	Net income excludes undistributed income for equity investees.

(b)	Includes income tax benefits of $4,821 associated with the cumulative effect of accounting change for the twelve months ended December 31, 2003.
(c)	Represents interest portion of rents estimated at 33 1/3%.

(d)
Represents interest, amortization of debt discount and expense on all indebtedness and amortization of interest capitalized, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income) and interest capitalized.

(e)
Represents rents (as defined above), interest, amortization of debt discount and expense on all indebtedness, and excludes amortization of gains or losses on reacquired debt (which, under the Federal Energy Regulatory Commission Uniform System of Accounts, is classified as a reduction of, or increase in, interest expense in the Consolidated Statements of Income).